Filed by Banco Bilbao Vizcaya Argentaria, S.A. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Banco de Sabadell, S.A. Commission File No.: 001-10110 Offer to Banco Sabadell Shareholders: A Compelling Offer for a Powerful Combination th May 9 , 2024

2 Disclaimer This document is only provided for information purposes and is not intended to provide ﬁnancial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies. Any decision to purchase or invest in securities in relation to a speciﬁc matter must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each speciﬁc matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the company. No one who becomes aware of the information contained in this report should regard it as deﬁnitive, because it is subject to changes and modiﬁcations. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The information contained in this document reﬂects our current projections, but the actual results may be substantially modiﬁed in the future by various risks and other factors that may cause the results or ﬁnal decisions to differ from such intentions, projections or estimates. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inﬂation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the ﬁnancial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; and (5) performance of our IT, operations and control systems and our ability to adapt to technological changes. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information ﬁled by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information ﬁled with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are ﬁled with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3 A Compelling Offer for a Powerful Combination ▰ Market consolidation: Strengthens BBVA’s presence in its home market, creating signiﬁcant value for all Shareholders ● Gaining local scale with reinforced market share ● Integrating a high quality franchise ● Combining very complementary businesses ● Capturing substantial synergies ▰ Exceptionally favorable premium for Banco Sabadell shareholders, with further value creation through 16% stake in the combined entity ▰ Positive ﬁnancial impacts: c. 3.5% EPS accretion, c. 1% TBVpS, c. 20% ROIC, with limited capital impact (-30 bps) ▰ Successful BBVA track record in managing and optimizing similar integrations ▰ Creates value for all: Shareholders, Clients, Employees, Society

4 BBVA: A High-Performing, Diversiﬁed Global Bank Pioneer in Innovation & Sustainability BBVA’s GLOBAL PRESENCE FINANCIAL HIGHLIGHTS 2023 DECEMBER 2023 Net attributable proﬁt 12M23 CET 1 FL 8,019 M€ 12.67% NAP Total assets +26% vs. 2022 776 BN€ Countries Employees Active customers EPS Loan growth (constant €) +32% vs. 2022 +7.6% vs. 2022 >25 121,486 71.5 M OUR PURPOSE To bring the age of opportunity to everyone DIGITAL CAPABILITIES SUSTAINABLE BUSINESS DECEMBER 2023 CUSTOMERS DIGITAL SALES Channeled 2018- TARGET (1) Mobile customers Units PRV DEC’23 52.8 M 79% 63% 300 BN€ 206 BN€ Between 2018 and 2025 (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

5 BBVA has Best-In-Class Franchises in Attractive Markets (2) LOAN MARKET SHARE PROFITABILITY AS OF 2023 YE (%) AS OF 2023 YE (%) (1) (1) RANKING RANKING 13.8% 19.0% SPAIN SPAIN #3 #1 24.7% 28.1% MEXICO #1 MEXICO #1 (3) (3) 18.3% 44.9% TURKEY #2 TURKEY #2 PERU PERU 21.2% 16.1% #2 #2 COLOMBIA COLOMBIA 11.6% 3.1% #4 #2 (1) Peer group in each country: Spain (SAN Spain, CABK, SAB, BKT); Mexico (Banamex; Banorte; SAN, Scotia; HSBC); Turkey (AkBank; IsBank; YPK); Colombia (Bancolombia; Aval; Davivienda); Perú (BCP; Scotia; Interbank). Proﬁtability data as of December 2023 except for Colombia (November 2023) and Mexico (September 2023); (2) Return on Regulatory Capital Allocated (RORC) for Spain; ROE for the rest.; (3) Market share among private banks

6 Outperforming Peers in Value Creation and Proﬁtability EFFICIENCY TBV + DIVIDENDS GROWTH ROTE (2023, %) (PER SHARE, 2023, % YoY Var.) (2023, %) +20.2% 53.4% 17.0% 41.7% 12.4% +13.9% European Peer European Peer European Peer (1) (1) (1) Group average Group average Group average (1) European Peer Group: BNPP, CASA, SG, HSBC, LBG, BARC, ISP, UCG, ING, NDA, SAN, CABK, DB

LOAN GROWTH GROSS LOANS (2023 vs. 2022 CURRENT €) 7 Unique Combination of Growth and Proﬁtability Peer 8 Peer 3 Peer Peer 5 11 Peer 10 Peer 6 Peer 1 Peer Peer 9 Peer 12 Peer 2 13 Peer 4 Peer 7 PROFITABILITY ROTE (2023) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Bubble size represents market capitalization

8 Disciplined Capital Allocation driv en by Shareholders’ Value Creation CAPITAL ALLOCATION: TOWARDS MARKETS WITH SCALE AND PROFITABLE FRANCHISES DIVESTMENTS (2014-2024, BN€) FOCUS ON MARKETS WITH BN€ SCALE AND PROFITABILITY c.16 ● BBVA USA ● CNCB (China) ● BBVA Chile ● BBVA Paraguay SUCCESSFUL DIVESTMENTS Market share Proﬁtability

9 Attractive and Increasing Shareholders’ Distributions CASH DIVIDEND (€ CTS/SHARE) % +28 TOTAL SHAREHOLDERS’ DISTRIBUTIONS SINCE 2021 55 BN€ 13.2 43 31 DISTRIBUTED BN€ BN€ 7.8 5.4 Cash dividends Share Buybacks 2021 2022 2023

10 Differential Market Recognition of our Strategy and Delivery (1) TOTAL SHAREHOLDER RETURN (TSR ) SINCE JANUARY 2019 (%) % +202% +97 EUROPEAN BANKS % +68 SPANISH BANKS 01/01/19 08/05/24 (1) TSR includes the evolution of the share price + dividends Note: European Banks: Stoxx Europe 600 Banks. Spanish Banks: BKT, CABK, SAB, SAN, UNI, weighted by market capitalization

11 Spain is an Attractive Market in which to Invest Capital SPAIN GROWING SIGNIFICANTLY ABOVE EUROZONE PROFITABILITY (REAL GDP GROWTH, 2014 BASE 100) (1) SPAIN 19.0% 16.5% EUROZONE (2) Peer Group 2014 2017 2020 2023 2025e (1) Return on Regulatory Capital Allocated (2) Average ROE of SAN Spain,CABK, SAB, BKT and UNI 2024/2025 forecast by BBVA Research Strong deleverage since 2008 allowing for sound and proﬁtable growth going forward in a constructive rate environment

12 Banco Sabadell is a High Quality Franchise with a Clear Positive Trend over Recent Years ROTE CET1 FL SPAIN UK Assets Assets 13.2% BN€ BN€ 11.5% 11.7% 174 55 Net Income Net Income 7.4% M€ M€ 1,093 195 MEXICO TOTAL Serving medium 2019 2023 2019 2023 BANCO SABADELL and large corporates NPL RATIO COVERAGE RATIO Assets Assets BN€ BN€ 6.7 236 3.8% Net Income Net Income 3.5% M€ 50% 58% M€ 44 1,332 2019 2023 2019 2023 Figures as of Dec’23

13 The Combined Entity becomes a Strong and Sizeable Franchise in a Core Proﬁtable Market LOAN MARKET SHARE IN SPAIN (1) (%, December, 2023 ) PEER 1 + PEER 2 PEER 3 PEER 4 PEER 5 PEER 6 PEER 7 (1) Source: System loans from Bank of Spain as of Dec.2023 (includes other resident sectors and public sector entities); BBVA Spain market share as of Dec. 2023 based on loans reported to Bank of Spain; Peers market shares from internal estimates based on 4Q23 result presentations, quarterly and annual reports

14 Attractive and Complementary Positioning MARKET SHARES (1) (DEC’23 , %) 14.7% 12.7% TOTAL LOANS 11.5% 13.8% TOTAL LOANS 6.3% 8.1% (2) (3) (2) (3) SME Retail SME Retail (1) Source: System loans from Bank of Spain as of Dec.2023. BBVA Spain market share as of Dec. 2023 based on loans reported to Bank of Spain. Banco Sabadell based on internal estimates; (2) Loans to non-ﬁnancial companies with total assets < 43 million and/or revenues < 50 million and/or < 250 employees; (3) Includes mortgages and consumer loans

15 Creating a Highly Diversiﬁed Combined Franchise REBALANCED SPAIN LOAN MIX: RETAIL VS. COMMERCIAL (1) (PORTFOLIO MIX AS OF DEC’23 , %, BN€) 265 BN€ 170 BN€ 95 BN€ Other Other 13% 13% 14% 8% Corporates & CIB Corporates & CIB 15% 12% SME & Enterprises SME & Enterprises 35% 27% 23% Retail 49% Retail (Mortgages, Consumer 44% 47% (Mortgages, Consumer & Credit cards) & Credit cards) COMBINED PORTFOLIO MIX (FY’23) (FY’23) (FY’23) (1) Portfolio mix: BBVA breakdown of Spain’s loans according to Dec., 2023 Earnings presentation. Banco Sabadell loans in Spain reported as of Dec. 2023 and breakdown by portfolio based on public information Leveraging on best-in-class digital capabilities, specialized knowledge in SMEs, globality and leadership in sustainability

16 Integration Expected to be Seamless, on the Back of BBVA’s Track Record Preserve Workforce integration best talent and based on professional culture of both entities competence and merit IT integracion B. Sabadell brand to take place in maintained (together with 12-18 months BBVA brand) where relevant for commercial interest

17 Signiﬁcant Value Creation through Synergies ANNUAL (PRE-TAX) FUNDING & COST SYNERGIES BN€ 0.85 (PHASE-IN OVER 3 YEARS) BN€ BN€ 0.75 0.1 COST SYNERGIES FUNDING SYNERGIES sequenced with wholesale funding maturities BN€ 1.45 25% Equivalent to 13% year 1 post merger of Banco Sabadell restructuring costs and fully phased-in ex-UK + BBVA Spain (pre - tax). Expected to rd in the 3 year cost base be recorded in 2025 BBVA has a proven capacity to deliver on synergies

18 Extremely Attractive Premium for B. Sabadell Shareholders BANCO SABADELL SHARE PRICE EVOLUTION (€/Sh) EXCHANGE 2.26 €/SH RATIO 4.83 th (2) as of 29 April # B. SABADELL SHARES / % 1 BBVA SHARE 30 th over 29 April (all-shares offer) 2024 1.74% 42 (1) over VWAP 1 month % 50 (1) over VWAP 3 month Jan Feb Mar Apr % Premium 29/04/24 01/01/24 st (1) Volume Weighted Average Price (VWAP) of Banco Sabadell and BBVA at the corresponding date; (2) According to the terms included in our market communication of May 1 , 2024 Banco Sabadell shareholders would hold a 16.0% stake in the combined entity, beneﬁting from further value creation

19 Important Value Creation for BBVA Shareholders as well ATTRACTIVE (1) (2) EPS ACCRETIVE TBVpS INCREMENTAL ROIC FOR FROM YEAR 1 POST-MERGER ACCRETIVE (3) BBVA SHAREHOLDERS 1 2 3% % % +3.5 c.1 c.20 once savings are at the date compares favorably vs. fully phased-in of merger Share Buyback return th (1) EPS: Earnings per share. Based on consensus ﬁgures as of 29 April; (2) TBVpS: Tangible Book Value per share; (3) ROIC: 'Return on Invested Capital' calculated for 2026, considering the estimated synergies from the merger and without considering any potential impact derived from Asset Management and Custody JVs. Formula used: [Incremental result for BBVA shareholders / impact on CET1 of the merger]. Based on consensus th ﬁgures as of April, 29

20

Limited Capital Impact while Maintaining BBVA's Attractive Shareholders' Distribution Policy

ESTIMATED TRANSACTION IMPACT ON CET1


+273 bps
-225 bps
-28 bps
-16 bps
-34 bps
Capital increase + Badwill / Goodwill
B. Sabadell RWAs
Intangible assets
Restructu-ring costs (net of tax and dividends)
Deductions above thresholds
CET1 impact (1)
(upon 100% take-up)
-30 bps

- Ratio to remain **comfortably above 12% in all transaction stages** (pro-forma Basel IV Fully Loaded)
- **CET1 impact if 50.01% take up: -44 bps**, due to minority interests' inefficiencies, to disappear with 100% stake

MAINTAINING ATTRACTIVE SHAREHOLDER DISTRIBUTION POLICY

40% - 50% payout

combining Cash and Share Buybacks

Commitment to distribute any excess capital above 12% CET1 ratio (2)

(1) No potential impact derived from Asset Management and Custody Services JVs included. Penalties due to change of ownership and Fair Value adjustments for Insurance and Payments JVs already considered within the Purchase Price Allocation (PPA); (2) On a Basel IV pro-forma Fully Loaded basis, subject to regulatory approvals

21 Indicative Timeline of the Offer: 6 to 8 Months Max. 70 days Estimated c.6 months Offer Regulatory BBVA ECB CNMV Offer End of the announcement authorizations Shareholders Approval Approval & take-up (1) submissions meeting period Opening of take-up - ECB period - CNMV - CNMC (2) CNMC Approval (D + 5/6 months) Offer conditioned to: ▰ The achievement of a minimum take-up of 50.01% ▰ Approval of share capital increase by BBVA General Shareholders Meeting (3) ▰ Regulatory approvals (1) Other regulatory approvals needed; (2) Based on precedent transactions; (3) CNMC and PRA

22 Creating Value for all Stakeholders SOCIETY EMPLOYEES Increased lending capacity New professional growth opportunities in a Global Higher combined tax base entity, based on Reinforced commitment to the meritocracy social fabric (entrepreneurial, scientiﬁc, cultural) of the regions in which Banco Sabadell operates eg. Banco Sabadell foundations, Sant Cugat head ofﬁce, Barcelona startup hub CUSTOMERS SHAREHOLDERS Clear value creation for Banco Beneﬁt from best in class value Sabadell and BBVA proposition: complementarity shareholders of franchises, expanded product offering and global reach Additional lending capacity to support families and businesses in Spain: c. 5 BN€ annually

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.